Imperial Resources, Inc.
106 East 6th Street,
Suite 900
Austin, Texas 78701

Tracie Towner
Securities And Exchange Commission
Washington, DC 20549

Friday, 31 August 2012

Dear Ms Towner

Further to our email conversation yesterday regarding the SEC letter dated July 26, 2012 from Karl Hiller.

Reference Item 1. in the letter above: Imperial Resources, Inc. intends to restate and file the relevant financial statements. Work is in progress and it is our intention that this will be completed and filed by September 30, 2011.

Sincerely

/s/ Robert Durbin
Robert Durbin